Exhibit 3.5

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242
of the General Corporation Law of the State of Delaware)

Janover, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify:

FIRST: That the board of directors of Janover, Inc., duly adopted resolutions setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation, as amended, of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED: That the Amended and Restated Certificate of Incorporation of this corporation be amended by adding the following paragraph D to Article IV of the Amended and Restated Certificate of Incorporation:

“D. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each six point eight two (6.82) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split, but, rather, shall be rounded up to the nearest whole number. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock, after the Effective Time into which the shares formerly represented by such certificate have been reclassified (with fractional shares resulting from the Reverse Stock Split being rounded up the nearest whole number); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or, a new certificate evidencing and representing the number of whole shares of Common Stock, after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

SECOND: That the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote thereon were present and voted, approved of the Reverse Stock Split by written consent in lieu of a meeting pursuant to Section 228(a) of the DGCL.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on June 8, 2023.

By:	/s/ Blake Janover

	Name:	Blake Janover
	Title:	Chief Executive Officer, President and Chairman of the Board of Directors